Filed by J1 Holdings Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Altimeter Growth Corp.

Commission File No.: 001-39573

Execution Copy

VOTING AND SUPPORT AGREEMENT AND DEED No. 3, dated as of April 12, 2021 (this “Agreement”), among Altimeter Growth Corp., an exempted company limited by shares incorporated under the laws of the Cayman Islands (“SPAC”), J1 Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands (“PubCo”), Grab Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands (the “Company”) and the persons listed on Schedule A hereto (each, a “Shareholder” and collectively, the “Shareholders”).

WHEREAS, the Company, SPAC, J2 Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands (“Merger Sub 1”), J3 Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands (“Merger Sub 2”), and PubCo are concurrently herewith entering into a Business Combination Agreement (as the same may be amended, restated or supplemented, the “Business Combination Agreement”; capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Business Combination Agreement) providing for the merger of SPAC with and into Merger Sub 1, and the merger of Merger Sub 2 with and into the Company;

WHEREAS, each Shareholder is, as of the date of this Agreement, the sole legal owner of the number of Ordinary Shares and Preferred Shares of the Company set forth opposite such Shareholder’s name on Schedule A hereto (such Ordinary Shares and Preferred Shares, together with any other Company Shares acquired by such Shareholder after the date of this Agreement and during the term of this Agreement, including upon exercise of options or settlement of RSUs, being collectively referred to herein as the “Subject Shares”); and

WHEREAS, as a condition to their willingness to enter into the Business Combination Agreement, SPAC, the Company and PubCo have requested that the Shareholders enter into this Agreement.

NOW, THEREFORE, the parties hereto agree as follows:

Section 1. Representations and Warranties of the Shareholders. Each Shareholder severally and not jointly hereby represents and warrants to SPAC, the Company and PubCo as follows:

(a) Organization, Good Standing and Qualification. If such Shareholder is not a natural person, such Shareholder has been duly organized and is validly existing and in good standing under the Laws of its jurisdiction of incorporation and has requisite corporate power and authority to own and operate its properties and assets, to carry on its business as presently conducted and contemplated to be conducted. If such Shareholder is a natural person, such Shareholder has full legal capacity, right and authority to execute this Agreement and perform his/her obligations hereunder, and to consummate the transactions contemplated hereby. Such Shareholder is duly licensed or qualified and in good standing (to the extent such concept is applicable in such Shareholder’s jurisdiction of formation) as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing (to the extent such concept is applicable in such Shareholder’s jurisdiction of formation), as applicable, except where the failure to be so licensed or qualified or in good standing would not have a material adverse effect on the ability of such Shareholder to enter into and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.

(b) Authority. If such Shareholder is not a natural person, such Shareholder has all requisite corporate power and authority to enter into, execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereunder; and all corporate actions on the part of such Shareholder necessary for the authorization, execution and delivery of this Agreement and the performance of all its obligations hereunder (including any board approval) have been taken. If such Shareholder is a natural person, such Shareholder has full legal capacity, right and authority to execute this Agreement and perform his/her obligations hereunder, and to consummate the transactions contemplated hereby. This Agreement is, or when executed by the other parties hereto, will be, valid and legally binding obligations of such Shareholder, enforceable against it in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other applicable laws now or hereafter in effect of general application affecting enforcement of creditors’ rights generally, and (ii) as limited by applicable laws relating to the availability of specific performance, injunctive relief, or other equitable remedies. If such Shareholder is a natural person who is married and resides in a community property jurisdiction, then such Shareholder’s spouse has executed and delivered to SPAC a spousal consent in the form of Annex I hereto concurrent with the execution and delivery hereof.

(c) Consents; No Conflicts. Other than any filings to be made under applicable federal or state securities laws, all filings, notifications, notices, submissions, applications, or consents from or with any Governmental Authority or any other Person required in connection with the valid execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, in each case on the part of such Shareholder, have been duly obtained or completed (as applicable) and are in full force and effect. The execution, delivery and performance of this Agreement by such Shareholder does not, and the consummation by such Shareholder of the transactions contemplated hereby will not result in any violation of, be in conflict with, or constitute a default under, require any consent under, or give any Person rights of termination, amendment, acceleration (including acceleration of any obligation of such Shareholder) or cancellation under, (x) (i) any Governmental Order, (ii) any provision of the Organizational Documents of such Shareholder (if such Shareholder is not a natural person), (iii) subject to any filings to be made under applicable federal or state securities laws, any applicable Law, (iv) any Contract to which such Shareholder is a party or by which its assets are bound, or (y) result in the creation of any lien or encumbrance upon any of the properties or assets of such Shareholder other than liens or encumbrances pursuant to the Company Charter, the Shareholders’ Agreement, this Agreement, any other Transaction Document or applicable federal or state securities laws, except in the case of sub-clauses (i), (iii), and (iv) of clause (x), as has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of any such Shareholder to enter into and perform this Agreement and to consummate the transactions contemplated hereby.

(d) The Subject Shares. Except as previously disclosed to SPAC, the Company and PubCo, such Shareholder is the sole legal owner of the Company Shares set forth opposite such Shareholder’s name on Schedule A hereto, and all such Subject Shares are owned by such Shareholder free and clear of all liens or encumbrances, other than liens or encumbrances pursuant to the Company Charter, the Shareholders’ Agreement, this Agreement or applicable federal or state securities laws. Such Shareholder does not legally own any shares of the Company other than the Subject Shares. Subject to any voting proxies granted by such Shareholder to Anthony Tan Ping Yeow (“Tan”) which are in existence as of the date hereof (such proxies may be referred herein individually as the “Tan Proxy” or collectively as the “Tan Proxies”), such Shareholder has the sole right to vote the Subject Shares, and none of the Subject Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Subject Shares, except as contemplated by this Agreement, the Tan Proxies and the voting and other arrangements under the Shareholders Agreement (as of the date hereof and as hereafter amended with the approval of SPAC), the Company Charter (as of the date hereof and as it may be amended with respect to the matters described in Section 6.1 of the Company Disclosure Letter) or any other amendment approved by SPAC.

(e) Business Combination Agreement. Such Shareholder understands and acknowledges that SPAC, the Company and PubCo are entering into the Business Combination Agreement in reliance upon the Shareholder’s execution and delivery of this Agreement. Such Shareholder has received a copy of the Business Combination Agreement and is familiar with the provisions of the Business Combination Agreement

(f) Adequate Information. Such Shareholder is a sophisticated shareholder and has adequate information concerning the business and financial condition of SPAC, PubCo and the Company to make an informed decision regarding this Agreement and the transactions contemplated by the Business Combination Agreement and has independently and without reliance upon SPAC, PubCo or the Company and based on such information as such Shareholder has deemed appropriate, made its own analysis and decision to enter into this Agreement. Such Shareholder acknowledges that SPAC, PubCo and the Company have not made and do not make any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Agreement. Such Shareholder acknowledges that the agreements contained herein with respect to the Subject Shares held by such Shareholder are irrevocable.

(g) Restricted Securities. Such Shareholder understands that the Shareholder Merger Consideration that such Shareholder may receive in connection with its Subject Shares and the Acquisition Merger, including upon exercise of options or settlement of RSUs, may be “restricted securities” under applicable U.S. federal and state securities laws (and if, such Shareholder is an affiliate of PubCo, “control securities “ as such term is used under Rule 144 promulgated under the Securities Act) and that, pursuant to these laws, such Shareholder must hold such Shareholder Merger Consideration indefinitely unless (i) they are registered with the SEC and qualified by state authorities, or (ii) an exemption from such registration and qualification requirements is available, and that any certificates or book entries representing the PubCo Ordinary Shares shall contain a legend to such effect.

Section 2. Representations and Warranties of SPAC. SPAC hereby represents and warrants to PubCo, the Company and each Shareholder as follows:

(a) Organization, Good Standing and Qualification. SPAC is a company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands and has requisite corporate power and authority to own and operate its properties and assets, to carry on its business as presently conducted and contemplated to be conducted. SPAC is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not have a material adverse effect on the ability of SPAC to enter into and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.

(b) Authority. SPAC has all requisite corporate power and authority to enter into, execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereunder. All corporate actions on the part of SPAC necessary for the authorization, execution and delivery of this Agreement and the performance of all its obligations hereunder (including any board approval) have been taken. This Agreement is, or when executed by the other parties thereto, will be, valid and legally binding obligations of SPAC, enforceable against it in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other applicable laws now or hereafter in effect of general application affecting enforcement of creditors’ rights generally, and (ii) as limited by applicable laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c) Consents; No Conflicts. All filings, notifications, notices, submissions, applications, or consents from or with any Governmental Authority or any other Person required in connection with the valid execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, in each case on the part of SPAC, have been duly obtained or completed (as applicable) and are in full force and effect. The execution, delivery and performance of this Agreement by SPAC does not, and the consummation by SPAC of the transactions contemplated hereby will not result in any violation of, be in conflict with, or constitute a default under, require any consent under, or give any Person rights of termination, amendment, acceleration (including acceleration of any obligation of SPAC) or cancellation under, (x) (i) any Governmental Order, (ii) any provision of the Organizational Documents of SPAC, (iii) any applicable Law, (iv) any Contract to which SPAC is a party or by which its assets are bound, or (y) result in the creation of any Security Interest upon any of the properties or assets of SPAC other than any restrictions created by or arising under federal or state securities laws, this Agreement or any other Transaction Document, or the SPAC Charter, except in the case of sub-clauses (i), (iii), and (iv) of clause (x), as has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of SPAC to enter into and perform this Agreement and to consummate the transactions contemplated hereby.

Section 3. Representations and Warranties of the Company. The Company hereby represents and warrants to SPAC, PubCo and each Shareholder as follows:

(a) Organization, Good Standing and Qualification. The Company is a company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands and has requisite corporate power and authority to own and operate its properties and assets, to carry on its business as presently conducted and contemplated to be conducted. The Company is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not have a material adverse effect on the ability of the Company to enter into and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.

(b) Authority. The Company has all requisite corporate power and authority to enter into, execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereunder. All corporate actions on the part of the Company necessary for the authorization, execution and delivery of this Agreement and the performance of all its obligations hereunder (including any board approval) have been taken. This Agreement is, or when executed by the other parties thereto, will be, valid and legally binding obligations of the Company, enforceable against it in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other applicable laws now or hereafter in effect of general application affecting enforcement of creditors’ rights generally, and (ii) as limited by applicable laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c) Consents; No Conflicts. All filings, notifications, notices, submissions, applications, or consents from or with any Governmental Authority or any other Person required in connection with the valid execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, in each case on the part of the Company, have been duly obtained or completed (as applicable) and are in full force and effect. The execution, delivery and performance of this Agreement by the Company does not, and the consummation by the Company of the transactions contemplated hereby will not result in any violation of, be in conflict with, or constitute a default under, require any consent under, or give any Person rights of termination, amendment, acceleration (including acceleration of any obligation of the Company) or cancellation under, (x) (i) any Governmental Order, (ii) any provision of the Organizational Documents of the Company, (iii) any applicable Law, (iv) any Contract to which the Company is a party or by which its assets are bound, or (y) result in the creation of any Security Interest upon any of the properties or assets of the Company other than Permitted Encumbrances, except in the case of sub-clauses (i), (iii), and (iv) of clause (x), as has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Company to enter into and perform this Agreement and to consummate the transactions contemplated hereby.

Section 4. Representations and Warranties of PubCo. PubCo hereby represents and warrants to SPAC, the Company and each Shareholder as follows:

(a) Organization, Good Standing and Qualification. PubCo is a company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands and has requisite corporate power and authority to own and operate its properties and assets, to carry on its business as presently conducted and contemplated to be conducted. PubCo is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not have a material adverse effect on the ability of PubCo to enter into and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.

(b) Authority. PubCo has all requisite corporate power and authority to enter into, execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereunder. All corporate actions on the part of PubCo necessary for the authorization, execution and delivery of this Agreement and the performance of all its obligations hereunder (including any board approval) have been taken. This Agreement is, or when executed by the other parties thereto, will be, valid and legally binding obligations of PubCo, enforceable against it in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other applicable laws now or hereafter in effect of general application affecting enforcement of creditors’ rights generally, and (ii) as limited by applicable laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c) Consents; No Conflicts. All filings, notifications, notices, submissions, applications, or consents from or with any Governmental Authority or any other Person required in connection with the valid execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, in each case on the part of PubCo, have been duly obtained or completed (as applicable) and are in full force and effect. The execution, delivery and performance of this Agreement by PubCo does not, and the consummation by PubCo of the transactions contemplated hereby will not result in any violation of, be in conflict with, or constitute a default under, require any consent under, or give any Person rights of termination, amendment, acceleration (including acceleration of any obligation of PubCo) or cancellation under, (x) (i) any Governmental Order, (ii) any provision of the Organizational Documents of PubCo, (iii) any applicable Law, (iv) any Contract to which PubCo is a party or by which its assets are bound, or (y) result in the creation of any Security Interest upon any of the properties or assets of PubCo other than any restrictions created by or arising under federal or state securities laws, this Agreement or any other Transaction Document, except in the case of sub-clauses (i), (iii), and (iv) of clause (x), as has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of PubCo to enter into and perform this Agreement and to consummate the transactions contemplated hereby.

Section 5. Agreement to Vote; Certain Other Covenants of the Shareholders. Each Shareholder covenants and agrees during the term of this Agreement as follows:

(a) Agreement to Vote.

(1) In Favor of Acquisition Merger. At any meeting of the shareholders of the Company called to seek the Company Shareholders’ Approval, or at any adjournment thereof, or in connection with any written consent of the shareholders of the Company or in any other circumstances upon which a vote, consent or other approval with respect to the Business Combination Agreement, any other Transaction Document, the Acquisition Merger, or any other Transaction is sought, such Shareholder shall (i), if a meeting is held, appear at such meeting or otherwise cause the Subject Shares to be counted as present at such meeting for purposes of establishing a quorum, and (ii) vote or cause to be voted (including by class vote and/or written consent, if applicable) the Subject Shares in favor of granting the Company Shareholders’ Approval or, if there are insufficient votes in favor of granting the Company Shareholders’ Approval, in favor of the adjournment such meeting of the shareholders of the Company to a later date.

(2) Against Other Transactions. At any meeting of shareholders of the Company or at any adjournment thereof, or in connection with any written consent of the shareholders of the Company or in any other circumstances upon which such Shareholder’s vote, consent or other approval is sought, such Shareholder shall vote (or cause to be voted) the Subject Shares (including by withholding class vote and/or written consent, if applicable) against (i) any business combination agreement, merger agreement or merger (other than the Business Combination Agreement and the Acquisition Merger), scheme of arrangement, business combination, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company or any public offering of any Equity Securities of the Company, any of its Material Subsidiaries, or, in case of a public offering only, a newly-formed holding company of the Company or such Material Subsidiaries, other than in connection with the Transactions or as set forth in Section 6.1 of the Company Disclosure Letter, (ii) any Company Acquisition Proposal, and (iii) other than any amendment to the Company Charter permitted under Section 6.1 of the Business Combination Agreement, any amendment of the Company Charter or the Shareholders’ Agreement or other proposal or transaction involving the Company or any of its Subsidiaries, which, in each of cases (i) and (iii) of this sentence, would be reasonably likely to in any material respect impede, interfere with, delay or attempt to discourage, frustrate the purposes of, result in a breach by the Company of, prevent or nullify any provision of the Business Combination Agreement or any other Transaction Document, the Acquisition Merger, or any other Transaction or change in any manner the voting rights of any class of Company’s share capital.

(3) Revoke Other Proxies. Such Shareholder represents and warrants that any proxies heretofore given in respect of the Subject Shares that may still be in effect are not irrevocable, and such proxies have been or are hereby revoked, other than, in each case, the Tan Proxies and the voting and other arrangements under the Shareholders Agreement (as of the date hereof and as hereafter amended with the approval of SPAC), the Company Charter (as of the date hereof and as it may be amended with respect to the matters described in Section 6.1 of the Company Disclosure Letter) or any other amendment approved by SPAC.

(4) Irrevocable Proxy. Such Shareholder hereby unconditionally and irrevocably grants to, and appoints, SPAC and any individual designated in writing by SPAC, and each of them individually, as such Shareholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Shareholder, to vote the Subject Shares, or grant a written consent or approval in respect of the Subject Shares in a manner consistent with this Section 5(a). Such Shareholder understands and acknowledges that SPAC is entering into the Business Combination Agreement in reliance upon such Shareholder’s execution and delivery of this Agreement. Such Shareholder hereby affirms that the irrevocable proxy set forth in this Section 5(a)(4) is given in connection with the execution of the Business Combination Agreement, and that such irrevocable proxy is given to secure the performance of the duties of such Shareholder under this Agreement. Such Shareholder hereby further affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked. Such Shareholder hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof. SUCH IRREVOCABLE PROXY IS EXECUTED AND INTENDED TO BE IRREVOCABLE IN ACCORDANCE WITH THE PROVISIONS OF THE POWERS OF ATTORNEY ACT OF THE CAYMAN ISLANDS (REVISED). The irrevocable proxy granted hereunder shall only terminate upon the termination of this Agreement.

(b) No Transfer. Other than pursuant to this Agreement or upon the consent of SPAC, from the date of this Agreement until the date of termination of this Agreement, such Shareholder shall not, directly or indirectly, (i) sell, transfer, tender, grant, pledge, assign or otherwise dispose of (including by gift, tender or exchange offer, merger or operation of law), encumber, hedge or utilize a derivative to transfer the economic interest in (collectively, “Transfer”), or enter into any Contract, option or other arrangement (including any profit sharing arrangement) with respect to the Transfer of, any Subject Shares to any person other than pursuant to the Acquisition Merger, (ii) grant any proxies or enter into any voting arrangement, whether by proxy, voting agreement, voting trust, voting deed or otherwise (including pursuant to any loan of Subject Shares), or enter into any other agreement, with respect to any Subject Shares, in each case, other than the Tan Proxies and other than as set forth in this Agreement or the voting and other arrangements under the Shareholders’ Agreement as of the date hereof, the ESOP as of the date hereof and as it may be amended as permitted under the Business Combination Agreement and the Company Charter as of the date hereof and as it may be amended with respect to the matters described in Section 6.1 of the Company Disclosure Letter or any other amendment approved by SPAC, (iii) take any action that would make any representation or warranty of such Shareholder herein untrue or incorrect, or have the effect of preventing or disabling such Shareholder from performing its obligations hereunder, or (iv) commit or agree to take any of the foregoing actions or take any other action or enter into any Contract that would reasonably be expected to make any of its representations or warranties contained herein untrue or incorrect or would have the effect of preventing or delaying such Shareholder from performing any of its obligations hereunder. Any action attempted to be taken in violation of the preceding sentence will be null and void. Such Shareholder agrees with, and covenants to, SPAC, PubCo and the Company that such Shareholder shall not request that the Company register the Transfer (by book-entry or otherwise) of any certificated or uncertificated interest representing any of the Subject Shares.

(c) Waiver of Dissenters’ Rights. The Shareholder hereby irrevocably waives, and agrees not to exercise or assert, any dissenters’ rights under Section 238 of the Companies Law of the Cayman Islands (2021 Revision) and any other similar statute in connection with the Acquisition Merger and the Business Combination Agreement.

(d) New Shares. In the event that prior to the Acquisition Closing (i) any Company Shares or other securities are issued or otherwise distributed to a Shareholder pursuant to any stock dividend or distribution, or any change in any of the Ordinary Shares, Preferred Shares or other share capital of the Company by reason of any stock split-up, recapitalization, combination, exchange of shares or the like, (ii) a Shareholder acquires legal or beneficial ownership of any Company Shares after the date of this Agreement, including upon exercise of options or settlement of RSUs or (iii) a Shareholder acquires the right to vote or share in the voting of any Company Share after the date of this Agreement (together the “New Securities”), the terms “Subject Shares” shall be deemed to refer to and include such New Securities (including all such stock dividends and distributions and any securities into which or for which any or all of the Subject Shares may be changed or exchanged into).

Section 6. [Intentionally omitted]

Section 7. Termination of Shareholders’ Agreement and Side Letters. The Shareholders and the Company hereby agree that, in accordance with the terms thereof, (i) the Shareholders’ Agreement and (ii) each side letter with respect to the Shareholders’ Agreement or any subscription agreement in respect of any Subject Shares (except, for the avoidance of doubt, to the extent that the subject matter thereof is a commercial collaboration or cooperation in respect of one or more specific products or services) that may exist as of the Acquisition Effective Time between the Company or any of its Subsidiaries, on the one hand, and such Shareholder or any of such Shareholder’s Affiliates, on the other hand (each such side letter, a “Side Letter”), are each hereby terminated effective upon the consummation of the Acquisition Closing, and thereupon shall be of no further force or effect, without any further action on the part of any of the Shareholders or the Company, and neither the Company, the Shareholders, nor any of their respective affiliates or subsidiaries shall have any further rights, duties, liabilities or obligations thereunder and each Shareholder and the Company hereby releases in full any and all claims with respect thereto.

Section 8. Termination. This Agreement shall terminate upon the earliest of (i) the Acquisition Effective Time (provided, however, that upon such termination, Section 6 shall survive in accordance with its terms, and Section 5(c), Section 7, Section 8 and Section 9 shall survive indefinitely) and (ii) the termination of the Business Combination Agreement in accordance with its terms, and upon such termination, no party shall have any liability hereunder other than for its willful and material breach of this Agreement prior to such termination.

Section 9. Additional Matters. Each Shareholder shall, from time to time, (i) execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as SPAC, the Company or PubCo may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement, the Business Combination Agreement and the other Transaction Documents and (ii) refrain from exercising any veto right, consent right or similar right (whether under the Shareholders’ Agreement, the Company Charter, the Cayman Act or any Side Letter which would impede, disrupt, prevent or otherwise adversely affect the consummation of the Acquisition Merger or any other Transaction. Without limiting the generality of the foregoing, each Shareholder hereby agrees by virtue of signing this Agreement that (i) such Shareholder hereby approves, adopts and consents to any class vote set forth in Section 3.4 of the Company Disclosure Letter delivered under the Business Combination Agreement, the Acquisition Merger, the Business Combination Agreement, the other Transaction Documents to which the Company is or will be a party and the transactions contemplated thereby and (ii) waives any and all individual approval or consent rights such Shareholder may have under the Shareholders’ Agreement, the Company Charter, the Cayman Act or any Side Letter with respect to the Business Combination Agreement, the other Transaction Documents to which the Company is or will be a party, the Acquisition Merger or any other Transaction contemplated by any of the foregoing.

Section 10. General Provisions.

(a) Capacity as Shareholder. Each Shareholder signs this Agreement solely in such Shareholder’s capacity as a shareholder of the Company, and not in such Shareholder’s capacity as a director or officer of the Company, if applicable.

(b) Notice. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to SPAC, the Company or PubCo in accordance with Section 11.3 of the Business Combination Agreement and to each Shareholder at its address set forth on Schedule A hereto (or at such other address for a party as shall be specified by like notice).

(c) Miscellaneous. The provisions of Section 1.3 and Article XI of the Business Combination Agreement are incorporated herein by reference, mutatis mutandis, as if set forth in full herein.

[Signature pages follow]

IN WITNESS WHEREOF, each party has duly executed this Agreement, all as of the date first written above, as a Deed.

EXECUTED AS A DEED for and on behalf of:

Coatue PE Asia III LLC

By	/s/ Zachary Feingold
Name:	Zachary Feingold
Title:	Authorized Signatory

Coatue CT VII LLC

By	/s/ Zachary Feingold
Name:	Zachary Feingold
Title:	Authorized Signatory

TIS Inc.

By	/s/ Yasushi Okamoto
Name:	Yasushi Okamoto
Title:	President

Fortune Technology Limited

By	/s/ Rong Chen
Name:	Rong Chen
Title:	Sole Director

GGV Capital IV L.P.

By	/s/ Stephen Hyndman
Name:	Stephen Hyndman
Title:	Attorney in Fact

GGV Capital IV Entrepreneurs Fund L.P.

By	/s/ Stephen Hyndman
Name:	Stephen Hyndman
Title:	Attorney in Fact

GPI Capital Guardian HoldCo LP

By	/s/ Khai Ha
Name:	Khai Ha
Title:	Authorized Signatory/Managing Partner

Davis Opportunity Fund

By	/s/ Ryan Charles
Name:	Ryan Charles
Title:	VP & Secretary

Davis Global Fund

By	/s/ Ryan Charles
Name:	Ryan Charles
Title:	VP & Secretary

Davis International Fund

By	/s/ Ryan Charles
Name:	Ryan Charles
Title:	VP & Secretary

Selected International Fund

By	/s/ Ryan Charles
Name:	Ryan Charles
Title:	VP & Secretary

Reinet Columbus Limited

By	/s/ Anna Catharina Lambrechts
Name:	Anna Catharina Lambrechts
Title:	Director

Beacon Venture Capital Company Limited

By	/s/ Thanapong Na Ranong
Name:	Thanapong Na Ranong
Title:	Authorized Director

Sunshine Life Insurance Corporation Limited

By	/s/ Ke Li
Name:	Ke Li
Title:	Director

EXECUTED AS A DEED for and on behalf of:

ALTIMETER GROWTH CORP.

By	/s/ Hab Siam
Name:	Hab Siam
Title:	General Counsel

In the presence of:

Witness:

Name:	/s/ Bryan J. Lowrance
Title:	Associate, Ropes & Gray LLP

EXECUTED AS A DEED for and on behalf of:

GRAB HOLDINGS INC.

By	/s/ Anthony Tan Ping Yeow
Name:	Anthony Tan Ping Yeow
Title:	Director

In the presence of:

Witness:

Name:	/s/ XinKai Cheng
Title:

EXECUTED AS A DEED for and on behalf of:

J1 HOLDINGS INC.

By	/s/ Artawat Udompholkul
Name:	Artawat Udompholkul
Title:	Director

In the presence of:

Witness:

Name:	/s/ XinKai Cheng
Title:

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between Grab Holdings Inc. (“Grab”), J1 Holdings Inc. (“PubCo”) and Altimeter Growth Corp. (“AGC”), and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of Grab, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed transactions, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of AGC and Grab, which are all subject change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements and financial forecasts and projections contained in this document are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the business combination; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the business combination, the PIPE investment and other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the shareholders of AGC or Grab is not obtained; the risk that the business combination disrupts current plans and operations of AGC or Grab as a result of the announcement and consummation of the business combination; the ability of Grab to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the business combination; failure to realize the anticipated benefits of business combination; risk relating to the uncertainty of the projected financial information with respect to Grab; the amount of redemption requests made by AGC’s shareholders and the amount of funds available in the AGC trust account; the overall level of demand for Grab’s services; general economic conditions and other factors affecting Grab’s business; Grab’s ability to implement its business strategy; Grab’s ability to manage expenses; changes in applicable laws and governmental regulation and the impact of such changes on Grab’s business, Grab’s exposure to litigation claims and other loss contingencies; the risks associated with negative press or reputational harm; disruptions and other impacts to Grab’s business, as a result of the COVID-19 pandemic and government actions and restrictive measures implemented in response; Grab’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, Grab’s technology infrastructure; changes in tax laws and liabilities; and changes in legal, regulatory, political and economic risks and the impact of such changes on Grab’s business. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of PubCo’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, AGC’s Quarterly Report on Form 10-Q and other documents filed by PubCo or AGC from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither AGC nor Grab presently know, or that AGC or Grab currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect AGC’s and Grab’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or AGC’s or Grab’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. AGC and Grab anticipate that subsequent events and developments may cause their assessments to change. However, while PubCo, AGC and Grab may elect to update these forward-looking statements at some point in the future, PubCo, AGC and Grab specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by Grab nor AGC or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing AGC’s or Grab’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of Grab and AGC contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the Grab, AGC or any other entity.

Non-IFRS Financial Measures

This document may also include references to non-IFRS financial measures. Such non-IFRS measures should be considered only as supplemental to, and not as superior to, financial measures prepared in accordance with IFRS, and such non-IFRS measures may be different from non-IFRS financial measures used by other companies.

Important Information About the Proposed Transactions and Where to Find It

This document relates to a proposed transaction between Grab and AGC. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transactions will be submitted to shareholders of AGC for their consideration.

PubCo intends to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to AGC’s shareholders in connection with AGC’s solicitation for proxies for the vote by AGC’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Grab’s shareholders in connection with the completion of the proposed business combination. AGC and PubCo also will file other documents regarding the proposed transaction with the SEC.

After the Registration Statement has been filed and declared effective, AGC will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that AGC will send to its shareholders in connection with the business combination. AGC’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with AGC’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about AGC, PubCo, Grab and the proposed transactions. Shareholders and investors may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by AGC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to AGC. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

AGC, PubCo and Grab and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from AGC’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of AGC’s shareholders in connection with the proposed transactions will be set forth in PubCo’s proxy statement/prospectus when it is filed with the SEC. You can find more information about AGC’s directors and executive officers in AGC’s final prospectus filed with the SEC on September 30, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.